IRADIMED CORPORATION
1025 Willa Springs Drive
 Winter Springs, FL 32708
VIA EDGAR

December 4, 2015

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street NE Washington, DC 20549

Attn:	Ms. Amanda Ravitz Mr. Tim Buchmiller Mr. Brian Soares

Re:	Iradimed Corporation Registration Statement on Form S-3 File No. 333-207778

Acceleration Request

Requested Date:	December 7, 2015
Requested Time:	4:30 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, IRADIMED CORPORATION., a Delaware corporation (the “Company”), hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective on December 7, 2015 at 4:30 p.m. Eastern Time, or as soon thereafter as practicable, or at such later time as the Registrant may orally request via telephone call to the staff (the “Staff”) of the Commission.

The Company acknowledges that:

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Should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

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The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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The Company may not assert Staff comments or the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant requests that it be notified of such effectiveness by a telephone call to our counsel, K&L Gates LLP, by calling Mr. Leib Orlanski at (310) 552-5044.

Sincerely, IRADIMED CORPORATION

By:	/s/ Roger Susi
Roger Susi
President and Chief Executive Officer

cc:	Leib Orlanski, K&L Gates LLP Mark L. Hammes, K&L Gates LLP Trevor D. Belton, K&L Gates LLP